Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

VOLUNTARY ANNOUNCEMENT

APPLICATION FOR ADDITION OF A RMB COUNTER

This announcement is made by JD.com, Inc. (the “Company”) on a voluntary basis.

The Company is pleased to announce that on April 11, 2023, the Company has submitted an application to The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) for an addition of a Renminbi (“RMB”) counter with an intention to support the introduction of the Hong Kong Dollar-RMB Dual Counter Model program (the “HKD-RMB Dual Counter Model”) by the Stock Exchange.

The Class A ordinary shares of the Company are currently denominated and traded in Hong Kong Dollar on the Stock Exchange. The Company believes that the HKD-RMB Dual Counter Model will provide more investment flexibilities and stock liquidity for the shareholders of the Company and potential investors.

According to an announcement of the Stock Exchange, the Stock Exchange will announce the commencement date of the HKD-RMB Dual Counter Model and publish the designated list of dual counter securities in due course.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of Directors JD.com, Inc. Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, April 11, 2023

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Lei XU as the executive director, Mr. Ming HUANG, Mr. Louis T. HSIEH, Mr. Dingbo XU, Ms. Caroline SCHEUFELE and Ms. Carol Yun Yau LI as the independent directors.